UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Governance and Compliance Board

—

Rio de Janeiro, April 26, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors has elected Mr. Mário Vinícius Claussen Spinelli as the Company's Chief Governance and Compliance Officer, with a term until 04/13/2025, the same term as the other members of the Executive Board.

His nomination was submitted to the internal corporate governance procedures, including the respective compliance and integrity analyses required for the company's succession process, which included the People Committee's appreciation and then deliberation by the Board of Directors. Below is the resume of the new executive officer:

Mr. Mário Vinícius Claussen Spinelli holds a PhD in Public Administration and Government from the São Paulo School of Business Administration of the Fundação Getúlio Vargas (FGV-SP) and a Master in Public Administration from the Fundação João Pinheiro (FJP-MG). Professor of undergraduate and professional master's degrees at the Business School of the Fundação Getúlio Vargas in São Paulo. Guest Professor of the Postgraduate Course on Preventing and Combating the Diversion of Public Resources at the Federal University of Lavras (since 2017) and the Postgraduate Course on Economic and Regulatory Law at PUC-RJ.

He was acting as Chief Regulatory Compliance Officer at the company Protiviti-ICTS (since 2022). He was General Ombudsman of Petrobras for two terms (2016-2021), General Controller of the State of Minas Gerais (2015), the First General Controller of the City of São Paulo (2013-2014), Secretary of Corruption Prevention and Strategic Information of CGU (2010-2013), Councilor of Coaf (2010-2013), Technical Advisor to the Chief Minister of CGU (2008-2009), Member of the Ethics Commission of CGU (2008-2009) and Manager of the Corruption Prevention Board of CGU (2007). He has been a career auditor at CGU (Federal Auditor of Finance and Control) since 2001. He was Expert Auditor for the Court of Audit of the State of Minas Gerais (1999-2001). He was also a member of the Fiscal Council of Transmissora Aliança de Energia Elétrica S/A, São Paulo Turismo S/A and Companhia São Paulo de Desenvolvimento e Mobilização de Ativos S/A.

He was the Brazilian representative in the Anti-Corruption Group of the G-20 Countries (2010). He was active in drafting the Access to Information Law and the Anti-Corruption Law, among other legal initiatives. Among other decorations, he received the Coaf Merit Diploma (2014) and the Congratulation of the National Strategy to Fight Corruption and Money Laundering (2011). He has published research, academic articles and works in the areas of prevention and combat of corruption, transparency and access to information, protection of personal data, government control and compliance.

The company appreciates the leadership and important work of Salvador Dahan at the head of this board since May 2021.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floorr – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer